CERTIFICATE OF AMENDMENT

to the

THE ARTICLES OF INCORPORATION

(After Issuance of Stock)

of

TESMARK, INC.

Nevada Corporation

Floyd Robertson, President and Maxine E. Benedict, Secretary do hereby certify:

That the Board of directors of said corporation, at a meeting duly convened and held on the twenty-second day of April, 2000, adopted a resolution to amend the original articles as follows:

I. Amend Article III- Capital

The corporation is authorized to issue the following classes of shares: Fifty

Million (50,000,000) shares of common stock with a par value of one mil

($0.001) per share; and ten million shares of preferred stock with a par value of one mil ($0.001) per share. The common stock shall have voting rights of one vote per share. There shall be no preemptive rights or assessments for any share unless otherwise provided in the by-laws, the shareholders may not accumulate their shares for voting purposes.

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation are two million, five hundred thousand, one hundred (2,500,100). The Amendment was consented to end approved by a majority vote of the stockholders holding voting shares.

/s/ Floyd Robertson, President

Floyd Robertson, President

STATE OF UTAH

COUNTY OF SALT LAKE

On May 5, 2000, personally appeared before me, a Notary Public, Floyd

Robertson, and Maxine E. Benedict who acknowledged that they executed the above instrument.

/s/ Lorri Van Cott

Notary Public